

Mail Stop 7010

February 7, 2007

Mr. Jack L. Hollander
Senior Vice President – Direct Participation Programs
Atlas Resources Public #16-2007 Program
311 Rouser Road
Moon Township, Pennsylvania 15108

> **Re:** **Atlas Resources Public #16-2007 Program**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 16, 2007**
> **File No. 333-138068**

Dear Mr. Hollander:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A-1 filed January 16, 2007

General

1. We note on your cross-reference sheet that you do not believe the information required under Item 11(j) is required because there is no market for the

partnership units. The information required by Item 305 of Regulation S-K does not relate to the marketability of the partnership units. Rather, you are required to provide quantitative and qualitative information with respect to your market risk exposure to interest rate risk, foreign currency exchange rate risk, commodity price risk and other relevant market risks. Please revisit the requirements set forth in Item 305 of Regulation S-K.

Summary of the Offering, page 6

2.   We note your response to prior comment 7 and reissue the comment in part. Please disclose the intended termination date of the partnerships.

Risk Factors, page 14

3.   To enable the reader distinguishing between the subheadings and the text, please italicized the subheadings of your risk factors.

Investment Objectives, page 30

Actions to be taken by managing general partner to reduce risks…, page 33

4.   Please discuss why if all or the majority of the units are sold in Atlas Resources Public# 16-2007(A) L.P., then it may take longer for all the well to be drilled and completed in that partnership.

Management, page 69

5.   You state that the managing general partner has sponsored 16 and 38 private partnerships. However, the tables you provide on page 59 through page 67 indicate that you have sponsored 53 partnerships in total. Please reconcile.

Summary of Drilling and Operating Agreement, page 158

6.   Please briefly discuss the extent of the limitation of the operator's liability to the partnerships.

Financial Statements of Atlas Resources LLC

General

7.   We have read your response to prior comment two indicating that you have revised the financial statements of Atlas Resources, LLC and Subsidiary to include audited statements for the period ended September 30, 2003. Please amend your filing to include a report from your auditors which expresses an opinion on the three fiscal years of financial statements presented therein.

8.   We note that you have omitted certain disclosures that were provided in your previously filed financial statements. For example, we note your financial statements no longer include disclosures related to your goodwill and intangible assets, debt, major customers and consolidation accounting policy. Please include these required disclosures in your next amendment to the registration statement, or explain to us why you believe such disclosures are no longer necessary.

Consolidated Statements of Cash Flows, page F-12

9.   We note that you present the changes in operating assets and liabilities as a single line item in your reconciliation of net income to net cash provided by operating activities. Please revise your presentation to separately report the major classes of reconciling items included in this single line item as required by paragraph 29 of SFAS 95.

Note 4 – Certain Relationships and Related Party Transactions, page F-21

10.   Please comply with our prior comment 26 in our letter dated November 16, 2006 in your next amendment to the registration statement. In addition, explain to us why you have omitted all disclosures related to the management fees paid to your parent in your current financial statements.

Note 7 – Income Taxes, page F-24

11.   We note that your managing general partner changed its tax status in 2006. Please comply with the disclosures outlined in paragraphs 43 through 49 of SFAS 109 for the financial statement periods in which it was a taxable entity.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: W. W. Kunzman
        C. Moncada-Terry